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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No.____________)*



                           Rural Cellular Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Class A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    781904107

--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 1, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781904107
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philippe Laffont

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     778,305

6.   SHARED VOTING POWER

0

7.   SOLE DISPOSITIVE POWER

778,305

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     778,305

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
________________________________________________________________________________

CUSIP No. 781904107
            ---------------------


Item 1(a).  Name of Issuer:


            Rural Cellular Corporation
            ____________________________________________________________________

      (b).  Address of Issuer's Principal Executive Offices:


                           P.O. Box 2000
                           3905 Dakota Street SW
                           Alexandria, MN 56308

 _________________________________________________________


Item 2(a).  Name, Principal Business Address, and Citizenship of Persons Filing:


               Philippe Laffont - U.S.A.

               126 East 56th Street
               New York, New York 10022
            ____________________________________________________________________


      (d).  Title of Class of Securities:


            Class A
            ____________________________________________________________________

      (e).  CUSIP Number: 781904107


            ____________________________________________________________________


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Philippe Laffont - 778,305

          ______________________________________________________________________

     (b)  Percent of class:

            Philippe Laffont - 5.9%
______________________________________________________________________

     (c)  Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote:

            Philippe Laffont - 778,305
(ii)    Shared power to vote or to direct the vote:

            Philippe Laffont - 0

(iii)   Sole power to dispose or to direct the disposition of:

            Philippe Laffont - 778,305


(iv)    Shared power to dispose or to direct the disposition of:

            Philippe Laffont - 0

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         N/A
         _______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     The securities are held in the name of two private investment funds. Philippe Laffont is reporting beneficial ownership under Item 4 as the managing member of the investment manager and general partner of these funds.

     Mr. Laffont disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

     _______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

           N/A
         _______________________________________________________________________


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

           N/A
         _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

           N/A
          ______________________________________________________________________

Item 10.  Certification.

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Philippe Laffont*


/s/ Philippe Laffont
----------------------

November 14, 2005

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.


02984.0001 #617902